                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------
                                    FORM 11-K
                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



(Mark One):

/X/ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934


For the fiscal year ended          December 31, 2000
                         -----------------------------------------------

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ------------- to ------------------------

                        Commission file number 001-14624

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              ABN AMRO HOLDING N.V.
                     GUSTAV MAHLERLAAN 10, 1082 PP AMSTERDAM
                                 THE NETHERLANDS

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the ABN AMRO Group Profit Sharing and Savings Plan and Trust has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               ABN AMRO GROUP PROFIT SHARING AND
                               SAVINGS PLAN AND TRUST


Date June 29, 2001             /s/ Robert Thompson
                               ---------------------------------------
                               Vice President, Trust and Asset
                                Management, LaSalle National Bank

Report on Audits of Financial Statements
As of and for the years ended December 31, 2000 and 1999 and Supplemental Schedules for the year ended December 31, 2000

ABN AMRO Group Profit Sharing and Savings Plan and Trust

                                      Index

                                                                           Pages
Report of Independent Auditors                                              1

Financial Statements:
    Statements of Assets Available for Benefits,
    December 31, 2000 and 1999                                              2

Statements of Changes in Assets Available
    for Benefits for the years ended
    December 31, 2000 and 1999                                              3

Notes to Financial Statements                                               4

Supplemental Schedules:
    Schedule H, Line 4i
    Schedule of Assets (Held at end of year)                                9

Consent of Independent Auditors                                             10

                            Financial Statements and
                              Supplemental Schedule

                          ABN AMRO Group Profit Sharing
                                and Savings Plan

                     YEARS ENDED DECEMBER 31, 2000 AND 1999
                       WITH REPORT OF INDEPENDENT AUDITORS

                       Employer Identification #13-5268975
                                    Plan #003

ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN

Financial Statements and Supplemental Schedule

Years ended December 31, 2000 and 1999


Financial Statements:

Report of Independent Auditors........................................1
Statements of Assets Available for Benefits...........................2
Statements of Changes in Assets Available for Benefits................3
Notes to Financial Statements.........................................4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)........9

                         Report of Independent Auditors

Members of the Committee Administering
the ABN AMRO Group Profit Sharing and Savings Plan

We have audited the accompanying statements of assets available for benefits of the ABN AMRO Group Profit Sharing and Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                    /s/  ERNST & YOUNG LLP

Chicago, Illinois
June 25, 2001

ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN                    EIN 13-5268975

                                                                       Plan #003

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

                                                              December 31
---------------------------------------------------------------------------------
                                                          2000          1999
---------------------------------------------------------------------------------
ASSETS
Investments, at fair value:
   Shares of registered investment companies ......   $392,316,204   $391,439,435
   LaSalle National Bank Trust and Asset Management
      Pooled Trust Funds for Employee Benefit Plans    220,568,148    219,564,331
   ABN AMRO Unitized ADR Fund .....................      6,302,556      2,791,143
   Loans to Participants ..........................     23,517,321     21,366,601
                                                      ---------------------------
   Total Investments ..............................    642,704,229    635,161,510


Contributions Receivable:
  Employers .......................................     36,539,599     21,025,996
                                                      ---------------------------
Total Contributions Receivable ....................     36,539,599     21,025,996
                                                      ---------------------------
Assets Available for Benefits .....................   $679,243,828   $656,187,506
                                                      ===========================

SEE NOTES TO FINANCIAL STATEMENTS.

ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN                    EIN 13-5268975

                                                                       Plan #003

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

                                                        Year Ended December 31
-----------------------------------------------------------------------------------
                                                          2000             1999
-----------------------------------------------------------------------------------
ADDITIONS
Contributions:
  Participants ...................................   $  52,730,399    $  51,114,889
  Employers ......................................      48,711,382       32,332,503
Transfer of Assets of Merged Plans ...............       1,155,641               --
Investment Income ................................      13,912,332       30,821,317
                                                     ------------------------------
Total Additions ..................................     116,509,754      114,268,709

DEDUCTION

Benefits Paid to Participants ....................      52,357,987       40,961,842
                                                     ------------------------------
Total Deductions .................................      52,357,987       40,961,842

Net Realized and Unrealized
  (Depreciation) Appreciation
  in Fair Value of Investments ...................     (41,095,445)      41,166,143
                                                     ------------------------------

Net Increase .....................................      23,056,322      114,473,010
Assets Available for Benefits at Beginning of Year     656,187,506      541,714,496
                                                     ------------------------------
Assets Available for Benefits at End of Year .....   $ 679,243,828    $ 656,187,506
                                                     ==============================

SEE NOTES TO FINANCIAL STATEMENTS.

ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN                    EIN 13-5268975

                                                                       Plan #003



NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
1.  DESCRIPTION OF THE PLAN
---------------------------

The following description of the ABN AMRO Group Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined-contribution plan covering all eligible employees of ABN AMRO North America, Inc., affiliates and subsidiaries, and employees of the offices of ABN AMRO Bank N.V. located in the United States and the U.S. Virgin Islands (collectively, the Employers), except those that may be covered by a foreign plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

ELIGIBILITY AND CONTRIBUTIONS: Any eligible employee who has commenced participation in the Plan after having completed six months of service is a "limited participant" as defined in the Plan. A limited participant is eligible to participate only to the extent of electing 401(k) contributions to be made on their behalf and receiving Employer matching contributions. Any employee who has completed two years of service as defined in the Plan is eligible to fully participate in the Plan. Full participants may receive contributions from the Employers under the profit-sharing portion of the Plan. Special rules may apply with respect to employees acquired in connection with certain merger or acquisition transactions. A participant may contribute up to 15% of basic annual compensation earned while a Plan participant, subject to the limits under law. The Plan allows a participant to change this contribution under certain conditions. The Employers make a matching contribution equal to the lesser of 50% of the participant's elective deferrals or 2% of such compensation, subject to the limits under law.

Employer contributions under the profit-sharing portion of the Plan are made in discretionary amounts determined by the respective board of directors of the Employers and are credited to each participant's account based on the relationship of each participant's annual base compensation earned while a participant to the total of such base compensation of all Plan participants. For all these purposes, compensation is limited by applicable law.

During 1999, employees of ABN AMRO Asia, Inc. and First Chicago NBD Mortgage Company became eligible to participate in the Plan. Employees formerly employed by Banco Real S.A. at a location within the United States also became eligible to participate in the Plan during 1999. Employees of the companies listed above became participants in the Plan subject to the eligibility requirements of the Plan. Certain employees were granted credit for prior service for purposes of eligibility under the Plan. The assets of these participants, approximately $1.1 million, were transferred into the plan during 2000.

INVESTMENT OPTIONS: The Plan offers thirteen investment options. There are ten ABN AMRO Mutual Funds which consist of the following: Balanced Fund; Growth Fund; International Equity Fund; Asian Tigers Fund; Small Cap Growth Fund; Latin America Equity Fund; Value Fund; Government Money Market Fund; Fixed Income Fund; and the ABN AMRO Real Estate Fund. There are two pooled funds of LaSalle Bank N.A. Trust and Asset Management: the S&P 500 Index Fund and the Income Plus Fund. In addition, there is the ABN AMRO Company Stock Unitized ADR Fund (ADR
Fund), which consists mainly of the American Depository Receipts of ABN AMRO Holding N.V. (a party in interest to the Plan). During 2000, the Davis Real Estate Fund was no longer an investment option for participants, and balances were transferred into the ABN AMRO Real Estate Fund.

ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN                    EIN 13-5268975

                                                                       Plan #003


Participants are permitted to direct the trustees as to respective percentages of their account balances to be invested in each investment option and are permitted to periodically change those percentages and to direct the trustees to transfer a percentage of their accounts invested between the various funds. Contributions to the funds are invested in the pooled funds of LaSalle Bank N.A. Trust and Asset Management and in the ABN AMRO family of mutual funds, parties in interest to the plan.

PARTICIPANT ACCOUNTS: Net earnings of the Plan are allocated to a participant's account when earned based on the relationship of each participant's adjusted account balance to the total of all such adjusted account balances with special adjustment for participant contributions (e.g., elective deferrals, rollovers). Accounts are marked to market on a daily basis. Participant account balances are fully vested at all times.

PAYMENT OF BENEFITS: In the event of retirement, termination of employment, death of a participant, or total disability while employed, the participant's account may be distributed to the participant or beneficiary (in the event of the participant's death) through the payment of installments over a fixed period of time or in payment of a lump sum. Also, under certain circumstances, a participant may withdraw a portion or all of certain of the amounts credited to his or her account. Special annuity and optional forms of payment apply to certain amounts transferred to the Plan from another plan in a merger.

PLAN TERMINATION: Although it has not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the account of each participant shall be distributed to him or her.

--------------------------------------------------------------------------------
2.  SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------

USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS: The Plan's investments are stated at fair value. Money market accounts and loans to participants are valued at cost which approximates fair value. The shares of registered investment companies are valued at quoted market prices. The pooled trust funds for employee benefit plans are valued at quoted redemption value. The fair value of the ADR Fund is based on the market value of the ABN AMRO Holding N.V. American Depository Receipts traded on the New York Stock Exchange.

ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN                    EIN 13-5268975

                                                                       Plan #003

INVESTMENT INCOME RECOGNITION: Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on an accrual basis.

--------------------------------------------------------------------------------
3.  INVESTMENTS
---------------

The Plan's investments are held by a LaSalle Bank N.A. Trust and Asset Management* (the Trustee) administered trust fund. Riggs National Bank has been retained as custodian for the ADR Fund and as the Plan's subcustodian.

(Depreciation)Appreciation in the fair value of the Plan's investments (including investments bought, sold, as well as held during the year) is as follows:

-----------------------------------------------------------------------------------------------------------------
                                                  2000                                  1999
-----------------------------------------------------------------------------------------------------------------
                                   (DEPRECIATION)
                                  APPRECIATION IN                       APPRECIATION IN
                                 FAIR VALUE DURING    FAIR VALUE AT    FAIR VALUE DURING     FAIR VALUE AT END OF
                                       YEAR            END OF YEAR            YEAR                   YEAR
-----------------------------------------------------------------------------------------------------------------
Fair Value as Determined by
   Quoted Market Price:
     Shares of Registered
        Investment Companies ...      (26,927,539)     $392,316,204         $ 18,726,860             $391,439,435
     ABN AMRO Unitized
        ADR Fund ...............           22,759         6,302,556              276,078                2,791,143
                                    -----------------------------------------------------------------------------
Total ..........................      (26,904,780)      398,618,760           19,002,938              394,230,578
Fair Value as Determined by
   Quoted Redemption Value:
   LaSalle Bank N.A. Trust
   and Asset Management*
   Pooled Trust Funds for
   Employee Benefit Plans ......      (14,190,665)      220,568,148           22,163,205              219,564,331
                                    -----------------------------------------------------------------------------
Total ..........................      (14,190,665)      220,568,148           22,163,205              219,564,331
Fair Value Approximates Cost:
   Loans to Participants .......               --        23,517,321                   --               21,366,601
                                    -----------------------------------------------------------------------------
Total ..........................               --        23,517,321                   --               21,366,601
                                    -----------------------------------------------------------------------------
Total (Depreciation)Appreciation
   in Fair Value ...............      (41,095,445)     $642,704,229         $ 41,166,143             $635,161,510
                                    =============================================================================
-----------------------------------------------------------------------------------------------------------------

*INDICATES A PARTY IN INTEREST TO THE PLAN

ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN                    EIN 13-5268975

                                                                       Plan #003


The fair value of individual investments that represent 5% or more of the Plan's assets is as follows:

--------------------------------------------------------------------------------------
                                                                2000          1999
--------------------------------------------------------------------------------------
LaSalle Bank N.A. Trust and Asset Management* Pooled Trust
Funds for Employee Benefit Plans:
    S&P 500 Index Fund ...................................  $140,306,012  $136,736,059
    Income Plus Fund .....................................    80,262,136    82,828,272
ABN AMRO* Equity Mutual Funds:
    Growth Fund ..........................................   120,749,493   118,740,501
    Balanced Fund ........................................    55,291,888    58,450,304
    Value Fund ...........................................    52,482,768    53,032,583
    International Equity Fund ............................    38,726,216    44,075,924
ABN AMRO* Government Money Market Fund ...................    69,432,048    69,778,616

*INDICATES A PARTY IN INTEREST TO THE PLAN
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
4.  TRANSACTIONS WITH PARTIES IN INTEREST
-----------------------------------------

LaSalle National Corporation, a participating Employer in the Plan, provides all services for the Plan and pays all costs incurred. Such costs include fees for trust services performed by the Trustee.

--------------------------------------------------------------------------------
5.  INCOME TAX STATUS
---------------------

The Plan has received a determination letter from the Internal Revenue Service dated February 20, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

--------------------------------------------------------------------------------
6.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
-------------------------------------------------------

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

--------------------------------------------------------------------------------
                                                                        2000
--------------------------------------------------------------------------------
Assets Available for Benefits Per the Financial Statements........  $676,243,828
Amounts Allocated to Withdrawn Participants.......................     2,023,546
                                                                    ------------
Net Assets Available for Benefits Per Form 5500...................  $674,220,282
                                                                    ============
--------------------------------------------------------------------------------

ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN                    EIN 13-5268975

                                                                       Plan #003



The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

------------------------------------------------------------------------------------
                                                              YEAR ENDED DECEMBER 31
------------------------------------------------------------------------------------
                                                                            2000
------------------------------------------------------------------------------------
Benefits Paid to Participants.......................................     $52,357,987
Add: Amount Allocated to Withdrawing Participants at December 31....       3,995,313
Less: Amount Allocated to Withdrawing Participants at January 1.....      (1,971,767)
                                                                         -----------
Benefits Paid to Participants Per the Form 5500.....................     $54,381,533
                                                                         ===========
------------------------------------------------------------------------------------

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                               SUPPLEMENTAL SCHEDULE


ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN                    EIN 13-5268975

                                                                       Plan #003


SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                                                                       DECEMBER 31, 2000
                                                                   --------------------------------------------------------

        IDENTITY OF ISSUE, BORROWER,                                     DESCRIPTION OF INVESTMENT OR             CURRENT
          LESSOR, OR SIMILAR PARTY                                          NUMBER OF SHARES/UNITS                 VALUE
---------------------------------------------------------------------------------------------------------------------------
LaSalle Bank N.A. Trust and Asset Management*
   Pooled Trust Funds for Employee Benefits Plans:
     S&P 500 Index Fund ...........................................                4,395,827                   $140,306,012
     Income Plus Fund .............................................               80,262,136                     80,262,136
                                                                                                               ------------
Total Pooled Trust Funds ..........................................                                             220,568,148

Shares of registered investment companies:
ABN AMRO* Equity Mutual Funds:
     Growth Fund ..................................................                7,745,317                    120,749,493
     Balanced Fund ................................................                5,415,464                     55,291,888
     Value Fund ...................................................                4,493,388                     52,482,768
     International Equity Fund ....................................                2,164,685                     38,726,216
     Asian Tigers Fund ............................................                1,244,811                      8,414,922
     Small Cap Growth Fund ........................................                1,072,635                     14,426,947
     Latin American Equity Fund ...................................                  324,925                      3,427,955
ABN AMRO* Government Money Market Fund ............................               69,432,048                     69,432,048
ABN AMRO* Taxable Fixed Income Fund ...............................                2,638,858                     26,256,637
ABN AMRO* Real Estate Fund ........................................                  328,124                      3,107,330
                                                                                                               ------------
Total shares of registered investment companies ...................                                             392,316,204


ABN AMRO* Unitized ADR Fund .......................................                  590,072                      6,302,556

Loans to participants .............................................   VARYING RATES ORIGINATED AT PRIME +
                                                                      1.5 %  AND VARYING MATURITIES              23,517,321
                                                                                                               ------------
Total investments .................................................                                            $642,704,229
                                                                                                               ============


*INDICATES PARTY IN INTEREST TO THE PLAN.

                         Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-74703) pertaining to the ABN AMRO Group Profit Sharing and Savings Plan of our report dated June xx, 2001, with respect to the financial statements and supplemental schedule of the ABN AMRO Group Profit Sharing and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2000.



                                          /s/  ERNST & YOUNG LLP


Chicago, Illinois
June 25, 2001